BB 3/12

[redacted]

09059689

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Strategic Alliance Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 North First Street
(No. and Street)

Albemarle	NC	28001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martha O'Brien 704-983-5959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 1655	Southern Pines	North Carolina	28388
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christy D. Stoner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Strategic Alliance Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/President

Title

Notary Public

Anita F. Carpenter MY COMMISSION EXPIRES JULY 1, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

DIXON HUGHES PLLC

Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
The Strategic Alliance Corporation
Albemarle, North Carolina

We have audited the accompanying statements of financial condition of The Strategic Alliance Corporation (a wholly-owned subsidiary of Bank of Stanly) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Strategic Alliance Corporation as of December 31, 2008 and 2007 the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note F to the financial statements, effective January 1, 2008 Strategic Alliance Corporation adopted Emerging Issues Task Force (EITF) 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

Southern Pines, North Carolina
February 23, 2009

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF FINANICAL CONDITION
December 31, 2008 and 2007

	2008	2007
ASSETS		
Cash and cash equivalents	$ 316,286	$ 460,886
Other receivables	23,737	29,242
Due from affiliates (Note D)	14,921	10,584
Investments not readily marketable (Note C)	4,993	5,488
Cash surrender value of life insurance (Note E)	468,718	451,316
Prepaid expenses	11,964	19,406
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $284,018 and $268,907, respectively	37,675	12,019
Other assets	32,682	27,399
Total assets	$ 910,976	$ 1,016,340
LIABILITIES		
Accounts payable and accrued liabilities	$ 161,969	$ 105,941
Due to affiliates (Note D)	19,448	24,563
Total liabilities	181,417	130,504
STOCKHOLDERS' EQUITY (Note B)		
Common stock, $1 par value: 10,000,000 shares authorized; shares issued and outstanding 1,084,561 shares in 2008 and 2007	1,084,561	1,084,561
Additional paid-in capital	945,439	1,145,439
Accumulated deficit	(1,300,441)	(1,344,164)
Total stockholders' equity	729,559	885,836
Total liabilities and stockholders' equity	$ 910,976	$ 1,016,340

See accompanying notes.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF OPERATIONS
Years Ended December 31, 2008 and 2007

	2008	2007
Revenues		
Commission income	$ 645	$ 1,673
Revenue share income	269,249	377,697
Underwriting advisory fees	125,320	100,000
Management fee income (Note D)	121,219	62,839
Marketing and consulting fee income (Note D)	-	34,461
Other income	11,165	49,058
Total revenue	527,598	625,728
Expenses		
Salaries and commissions	134,466	160,270
General and administrative	330,693	309,190
Total expenses	465,159	469,460
Operating income	62,439	156,268
Other Revenues		
Interest income	3,905	11,397
Other	17,402	16,545
Total other revenue	21,307	27,942
Income before income tax	83,746	184,210
Income tax expense	28,400	62,330
Net Income	$ 55,346	$ 121,880

See accompanying notes.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2008 and 2007

	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholder's equity
	Shares	Amount			
Balance, December 31, 2006	1,084,561	$1,084,561	$1,145,439	$(1,466,044)	$ 763,956
Net income	-	-	-	121,880	121,880
Balance, December 31, 2007	1,084,561	1,084,561	1,145,439	(1,344,164)	885,836
Net income	-	-	-	55,346	55,346
Return of capital to parent	-	-	(200,000)	-	(200,000)
Adjustment to initially apply EITF 06-4	-	-	-	(11,623)	(11,623)
Balance, December 31, 2008	1,084,561	$1,084,561	$ 945,439	$(1,300,441)	$ 729,559

See accompanying notes.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities		
Net income	$ 55,346	$ 121,880
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	15,111	6,299
Increase in cash surrender value of life insurance	(17,402)	(16,545)
Change in assets and liabilities:		
Decrease in other receivables	5,505	7,333
Increase in due from affiliates	(4,337)	(5,005)
(Increase) decrease in prepaid expenses	7,442	(7,132)
Increase (decrease) in other assets	(5,283)	3,412
Increase in accounts payable and accrued expenses	44,405	14,214
Decrease in due to affiliates	(5,115)	(9,075)
Net cash provided by operating activities	95,672	115,381
Cash flows from investing activities		
Purchase of furniture and equipment	(40,767)	-
Decrease in investments not readily marketable	495	-
Net cash used by investing activities	(40,272)	-
Cash flows from financing activities		
Return of capital to parent	(200,000)	-
Net cash used by financing activities	(200,000)	-
Net Increase (decrease) in cash and cash equivalents	(144,600)	115,381
Cash and cash equivalents, beginning of period	460,886	345,505
Cash and cash equivalents, end of period	$ 316,286	$ 460,886
Supplemental disclosures of noncash operating activities		
Increase in accrued expenses in conjunction with the adoption of EITF 06-4	14,662	-

See accompanying notes.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Strategic Alliance Corporation (the Company) is a North Carolina corporation formed on May 1, 1989 for the purpose of conducting business as a broker/dealer in securities. On June 24, 1993, the Company's application for broker/dealer status was granted by the Securities and Exchange Commission. The Company was granted broker/dealer status by the NASD on October 25, 1993. The Company serves primarily individual and institutional customers throughout the State of North Carolina.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Effective April 6, 2005, the Company began outsourcing substantially all of its brokerage services to UVEST Financial Services, Inc. (UVEST), a broker-dealer registered with the Securities and Exchange Commission.

A summary of the Company's significant accounting policies follows:

Revenue and Expense Recognition

Commission and revenue share income and related expenses are recorded on a trade-date basis. Revenue share income represents the Company's share of commissions received by UVEST.

Cash Equivalents

For purposes of the statement of financial condition, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. Cash equivalents are carried at cost which approximates fair value.

Investments Not Readily Marketable

Investments not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over estimated useful lives of three to seven years.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is a member of a group that files a consolidated tax return for federal income tax purposes. The Company files a separate unconsolidated tax return for state income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments for its allocated share of the consolidated income tax liability. This allocation approximates the increase or decrease in consolidated income taxes resulting from each member's taxable income or loss, computed at the effective tax rate of the consolidated group.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $534,460 and a minimum net capital requirement of $12,094. At December 31, 2007, the Company had net capital of $280,252 and a minimum net capital requirement of $8,700.

NOTE C - INVESTMENTS NOT READILY MARKETABLE

The Company has an ownership interest in Uwharrie Heritage, LLC ("Uwharrie Heritage"), a North Carolina limited liability company. Uwharrie Heritage was formed on February 27, 1998 to purchase tracts of land with significant historic and/or scenic value in the Uwharrie Lakes Region of North Carolina. There is no market on a securities exchange and no independent publicly quoted market for this investment and, accordingly, its fair value is not readily determinable. The Company's ownership interest in Uwharrie Heritage was approximately 2.1% at December 31, 2008 and 2007. Accordingly, the Company accounts for its investment using the cost method. As of December 31, 2008 and 2007, the carrying value of the Company's investment in Uwharrie Heritage was $4,933 and $5,488, respectively.

NOTE D - TRANSACTIONS WITH AFFILIATES

The Company provides management and administrative support services to an insurance agency and a registered investment advisor affiliated through common ownership. The Company receives management fees in exchange for these services. Management fee income amounted to $121,219 and $62,839 for the years ended December 31, 2008 and 2007, respectively.

The Company also receives management and administrative support services from Uwharrie Capital Corp which wholly owns the Company's sole stockholder, Bank of Stanly, and from a registered investment advisor affiliated through common ownership. The Company pays management fees in exchange for these services. Management fee expense amounted to $142,474 and $160,418 in 2008 and 2007, respectively, and is included in the caption "General and administrative" in the accompanying statements of operations.

The Company provided marketing and consulting services to Bank of Stanly and two other banks affiliated through common ownership during 2007. Income from these services amounted to $34,461 and is included in the caption "Marketing and consulting fee income" in the accompanying statements of operations. The Company did not provide these services in 2008.

The Company pays commissions to Bank of Stanly and two other banks affiliated through common ownership for trade commissions generated by sales representatives in these banks. Total commissions paid to the banks in 2008 and 2007 amounted to $88,127 and $138,620, respectively, and are included in the caption "Salaries and commissions" in the accompanying statements of operations.

During 2005, the Company outsourced virtually all of its brokerage services to UVEST. As part of this change, the Company now collects from UVEST, on a monthly basis, managed-account fees on behalf of a registered investment advisor affiliated through common ownership. These fees are remitted each month by the Company to the registered investment advisor. At December 31, 2008 and 2007, the amount of managed-account fees received from UVEST and held on behalf of the registered investment advisor amounted to $408 and $920, respectively.

NOTE E - SUPPLEMENTAL RETIREMENT PLAN

The Company implemented in 2002 a non-qualifying deferred compensation plan for its chief executive officer. The Company has purchased a life insurance policy in order to provide future funding of benefit payments. Effective July 1, 2007, this plan was amended and restated to comply with Section 409A of the Internal Revenue Code. The participants' account liability balance as of December 31, 2008 will be transferred into a trust fund, where investments will be participant-directed. The plan is structured as a defined contribution plan and the Company's expected annual funding contribution for the participant has been calculated through the participant's expected retirement date. Under terms of the agreement, the Company has reserved the absolute right, at its sole discretion, to either fund or refrain from funding the plan. The plan also provides for payment of death benefits and for payment of disability benefits in the event the officer becomes permanently disabled prior to attainment of retirement age.

During 2008 and 2007, provisions of $43,300 and $21,650, respectively, were expensed for future benefits to be provided under the plan.

NOTE F – EITF 06-4

The Emerging Issues Task Force (EITF) reached a consensus at its September 2006 meeting regarding EITF 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. The scope of EITF 06-4 is limited to the recognition of a liability and related compensation costs for endorsement split-dollar life insurance policies that provide a benefit to an employee that extends to postretirement periods. Therefore, this EITF would not apply to a split-dollar life insurance arrangement that provides a specified benefit to an employee that is limited to the employee's active service period with an employer. This EITF 06-4 is effective for fiscal years beginning after December 15, 2007, with earlier application permitted. The Company adopted EITF 06-4 on January 1, 2008 and it had the effect of reducing beginning consolidated undivided profits by approximately $12,000.

SUPPLEMENTARY INFORMATION

THE STRATEGIC ALLIANCE CORPORATION
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
Years Ended December 31, 2008 and 2007

	2008	2007
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable, accrued expenses and amounts due to affiliates	$ 181,417	$ 130,504
Minimum required net capital	$ 12,094	$ 8,700
Net capital		
Stockholder's equity	$ 729,559	$ 885,836
Deductions:		
Other receivables	15,444	11,776
Investments owned, not readily marketable	4,993	5,488
Other assets	133,262	570,021
Furniture and equipment	37,675	12,019
Haircut on securities owned	3,725	6,280
Net capital	534,460	280,252
Minimum required net capital	12,094	8,700
Capital in excess of minimum requirement	$ 522,366	$ 271,552
Ratio of aggregate indebtedness to net capital	.34 to 1	. 47 to 1

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Reports Form X-17A5, Part II-A, dated December 31, 2008 and 2007.

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
The Strategic Alliance Corporation
Albemarle, North Carolina

In planning and performing our audit of the financial statements of The Strategic Alliance Corporation (a wholly-owned subsidiary of Bank of Stanly) (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes PLLC

Southern Pines, North Carolina
February 23, 2009

THE STRATEGIC ALLIANCE CORPORATION

FINANCIAL REPORT

Years Ended December 31 2008 and 2007